FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, February 18, 2005

MrAlejandro Ferreiro Yazzigi
Superintendent of Securities and Insurance

Ref.:	Up-date of information on restrictions of gas supplies from Argentina

Dear Sir,

         In compliance with Ordinary Letter No.2731 of April 2, 2004 from that Superintendency, requesting the up-dating of information concerning restrictions on natural gas exports from Argentina, we inform you that as from 06:00 hours today, the San Isidro plant belonging to Compañía Eléctrica San Isidro S.A., a subsidiary of Endesa Chile, has been affected by a total cut of its natural gas supply by its supplier, the Argentine company YPF S.A. This has meant that this plant is now out of dispatch on the Central Electricity Grid System (SIC).

         Our supplier has informed us that the restriction affecting the San Isidro plant was the result of an instruction given to YPF by the Argentine Under-Secretary for Fuels to inject, from the Neuquén basin, a large volume of natural gas to the Argentine domestic market in accordance with Resolutions SE N° 265/2004 and 659/2004, all within the framework of the Complementary Program for the Supply of Natural Gas to the Domestic Market.

         The efforts of our subsidiary are focused on adopting every measure for re-establishing normality in gas supplies through different means being explored, although the plant is authorized to operate with liquid fuel.

         The San Isidro plant has natural gas supply contracts with YPF for meeting all its generation capacity, being firm contracts for the supply of 1,800,000 m3 daily. Since the start of the natural gas supply restrictions in March 2004, this plant, which represents 9% of the generating capacity of Endesa Chile and subsidiaries on the SIC, had only been slightly affected by these restrictions.

         We reiterate what we stated in our last letter of January 18, 2005 in the sense that the entry of the Ralco hydroelectric plant, with an average annual production of approximately 3,000 GWh, has reinforced the surplus position that Endesa Chile and its subsidiaries maintain on the spot market under normal hydrological conditions and with natural gas restrictions similar to those suffered during 2004. This increase in hydroelectric generating capacity and the maintenance of a balanced level of contracts enable us to state that the economic results of Endesa Chile and subsidiaries will not be adversely affected by the gas supply restrictions. According to current information, the plants of Endesa Chile and subsidiaries affected by the gas export restrictions are one unit of the Taltal plant and now the San Isidro plant, which for Endesa Chile represent a total capacity restriction of approximately 11.5%.

         Only in the event of a double contingency on the system, that is a severe drought accompanied by the maintenance and worsening of gas supply restrictions by Argentina to more critical levels than at present, would Endesa Chile and its subsidiaries be adversely affected in their results. However, it is important to point out that there is no information available for indicating the occurrence of a climatic phenomenon that would imply increasing the possibility of a very dry hydrological period.

         Yours sincerely,

Claudio Iglesis Guillard
Generation Chile Manager

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

Date: February 22, 2005	By:	/s/ Héctor López Vilaseco

Name: Héctor López Vilaseco
Title: General Manager